Filed pursuant to Rule 433
April 26, 2010
Relating to
Preliminary Prospectus Supplement dated April 26, 2010 to
Prospectus dated April 26, 2010
Registration Statement No. 333-166303

News Release
Contacts: Media — Alan H. McCoy, Vice President, Government & Public Relations (513) 425-2826
Investors — Albert E. Ferrara, Jr., Vice President, Finance & CFO (513) 425-2888
AK Steel Announces
Offering of $400 Million of Senior Notes and Cash Tender Offer and Consent
Solicitation for its 7 3/4% Senior Notes due 2012
     WEST CHESTER, OH, April 26, 2010 — AK Steel Holding Corporation (NYSE: AKS) (“AK Holding”) announced today that its subsidiary, AK Steel Corporation (“AK Steel”), has commenced a registered offering (the “Offering”) of $400 million aggregate principal amount of its senior notes due 2020 (the “New Notes”). AK Steel intends to use the net proceeds of the offering, together with cash on hand, to finance AK Steel’s cash tender offer and consent solicitation (the “Tender Offer”), also announced today, for any and all of AK Steel’s outstanding 7 3/4% Senior Notes due 2012 (the “Old Notes”). The Offering will be made pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission.
     The joint book-running managers for the Offering are Credit Suisse, BofA Merrill Lynch, J.P. Morgan, Morgan Stanley, UBS Investment Bank and Wells Fargo Securities.
     Simultaneously with the Offering, AK Steel has commenced the Tender Offer pursuant to an Offer to Purchase and Consent Solicitation Statement, dated April 26, 2010, and a related Letter of Transmittal and Consent. Upon the terms and subject to the conditions described in the Offer to Purchase and the Letter of Transmittal, AK Steel is offering to purchase for cash any and all of its outstanding Old Notes and soliciting consents to certain proposed amendments to the indenture governing the Old Notes to, among other things, eliminate substantially all of the restrictive covenants and certain events of default contained in the indenture.
     Holders of Old Notes who validly tender their Old Notes and deliver their consents on or prior to 5:00 p.m., New York City time, Friday, May 7, 2010 (the “Consent Date”) will be eligible to receive aggregate consideration equal to $1,003.50 per $1,000 principal amount of Old Notes tendered, which includes a consent payment of $30.00 per $1,000 principal amount of Old Notes.
     Holders who tender their Old Notes after the Consent Date but prior to the expiration time of 11:59 p.m., New York City time, on Friday, May 21, 2010 (the “Expiration Time”) will only receive $973.50 per $1,000 principal amount of Old Notes tendered. Tendered Old Notes may be validly withdrawn on or prior to the earlier of the receipt of the Requisite Consents (as defined below) and 5:00 p.m. New York time, Friday, May 7, 2010, but not thereafter unless required by applicable law.
     Holders may not tender their Old Notes without delivering their consents to the proposed amendments to the indenture for the Old Notes and may not deliver their consents without tendering their Old Notes pursuant to the tender offer. The proposed amendments require the approval of a majority of the aggregate principal amount of the outstanding Old Notes (“Requisite Consents”). If so approved, however, the proposed amendments will not become operative until after AK Steel has paid the consent payment to all holders that have validly tendered (and not validly revoked) consents on or prior to the Consent Date.
     AK Steel’s obligation to accept for purchase and to pay for the Old Notes in the Tender Offer is subject to the satisfaction or waiver of a number of conditions, including having available pursuant to the issuance of the New Notes, together with approximately $130 million of cash on hand, funds sufficient to pay the Total Consideration, plus accrued and unpaid interest, for all the Old Notes tendered in the Tender Offer.
     In addition to the applicable consideration, all holders of Old Notes accepted for purchase will also receive accrued and unpaid interest on those Old Notes from the last interest payment date to, but not including, the date such Old Notes are repurchased.
     If any Old Notes remain outstanding following the completion of the Tender Offer, AK Steel intends to, but is not obligated to, promptly redeem such Old Notes in accordance with the terms of the Old Notes and the indenture.
     None of AK Steel, AK Steel’s board of directors, the dealer managers, the depositary and the information agent makes any recommendation in connection with the Tender Offer. Holders must make their own decisions as to whether to tender their Old Notes, and, if so, the principal amount of Old Notes to tender.
     AK Steel has retained Credit Suisse and BofA Merrill Lynch to serve as Dealer Managers for the Tender Offer. AK Steel has also retained Global Bondholder Services Corporation to serve as the information agent.
     For additional information regarding the terms of the Tender Offer, please contact Credit Suisse at (212) 325-5912 or toll free (800) 820-1653 or BofA Merrill Lynch at (980) 388-9217 or toll free (888) 292-0070. Requests for documents and questions regarding the tender of Old Notes and delivery of consents may be directed to Global Bondholder Services Corporation at (866) 488-1500.
     This announcement does not constitute an offer to sell or the solicitation of an offer to buy the New Notes in the Offering, nor shall there be any sale of such notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     AK Holding and AK Steel have filed a registration statement (including a prospectus) with the SEC relating to the Offering. Before you invest, you should read the prospectus in that registration statement and other documents AK Holding and AK Steel have filed with the SEC for more complete information about AK Holding and AK Steel and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AK Holding, AK Steel, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by contacting Credit Suisse at Attention: Prospectus Department, One Madison Avenue, New York, NY 10171 (1-800-221-1037), BofA Merrill Lynch at Attention: Prospectus Department, One Bryant Park, New York, NY, 10036 (1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com); J.P. Morgan at J.P. Morgan Securities Inc., 383 Madison Avenue, New York, New York 10179; Morgan Stanley at prospectus@morganstanley.com; UBS Investment Bank at Attention: Leveraged Capital Markets, 677 Washington Blvd., Stamford, Connecticut 06901 (1-888-722-9555 ex. 1088); or Wells Fargo Securities at Wells Fargo Securities, LLC, Attention: Syndicate Operations; 1525 West W.T. Harris Blvd., MAC D1109-010, Charlotte, North Carolina, 28262 (1-800-326-5897).
Forward-Looking Statements
     Some of the statements in this press release are intended to be, and hereby are identified as “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The company cautions readers that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently expected by management, including those risks and uncertainties discussed in AK Steel Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009, AK Steel Holding Corporation’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010. Except as required by law, the company disclaims any obligation to update any forward-looking statements to reflect future developments or events.
About AK Steel
     AK Steel produces flat-rolled carbon, stainless and electrical steels, primarily for automotive, appliance, construction and electrical power generation and distribution markets. The company employs about 6,200 men and women in Middletown, Mansfield, Coshocton and Zanesville, Ohio; Butler, Pennsylvania; Ashland, Kentucky; Rockport, Indiana; and its corporate headquarters in West Chester, Ohio.
     AK Tube LLC, a wholly owned subsidiary of AK Steel, employs about 300 men and women in plants in Walbridge, Ohio and Columbus, Indiana. AK Tube produces carbon and stainless electric resistance welded (ERW) tubular steel products for truck, automotive and other markets.